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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                          CADENCE RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    78069310
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                                 (CUSIP Number)
Thomas S. Kaplan                             William Natbony, Esq.
154 West 18th Street                         c/o Katten Muchin Zavis Rosenman
New York, New York  10011                    575 Madison Avenue
                                             New York, New York  10022
                                             (212) 940-8930

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)




                                   MAY 9, 2002
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             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


------------------------------------
CUSIP No. 78069310
------------------------------------

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Thomas S. Kaplan
--------- ----------------------------------------------------------------------
   2                                                                    (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS
   4
            N/A
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------- ---------- -----------------------------------------------
                      7        SOLE VOTING POWER
                               1,956,668 Shares (comprised of 1,053,334
                               shares of Common Stock, par value $0.01 per
                               share, and warrants to purchase 903,334
     NUMBER OF                 shares of Common Stock, par value $0.01 per
       SHARES                  share, owned by Electrum Capital LLC and
    BENEFICIALLY               Electrum Resources LLC)
      OWNED BY        -------- -------------------------------------------------
        EACH                   SHARED VOTING POWER
     REPORTING        8
       PERSON                  0
        WITH          -------- -------------------------------------------------
                               SOLE DISPOSITIVE POWER
                      9        1,956,668 Shares (comprised of 1,053,334 shares
                               of Common Stock, par value $0.01 per share, and
                               warrants to purchase 903,334 shares of Common
                               Stock, par value $0.01 per share, owned by
                               Electrum Capital LLC and Electrum Resources
                               LLC)
                      -------- -------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10
                               0
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,956,668 Shares (comprised of 1,053,334 shares of Common Stock, par value $0.01 per share, and warrants to purchase 903,334 shares of Common Stock, par value $0.01 per share, owned by Electrum Capital LLC and Electrum Resources LLC)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.73%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Cadence Resources Corporation (the "Company"), a company organized and existing under the laws of the State of Utah. The address of the Company's principal executive offices is 6 East Rose Street, P.O. Box 2056, Walla Walla, Washington 99362.

Item 2. Identity and Background

         (a) This Statement is being filed on behalf of Mr. Thomas Kaplan, voting trustee for securities owned by Electrum Capital LLC ("Electrum") and Electrum Resources LLC ("Resources"), pursuant to Voting Trust Agreements (the "Voting Trust Agreements") relating to shares of common stock and warrants to purchase shares of common stock exercisable within 60 days of the Company. This Schedule relates to shares of common stock and warrants owned by Electrum and Resources.

         (b) The address of the principal business and principal office of Thomas S. Kaplan is 154 West 18th Street, New York, New York 10011.

         (c) The principal business of each of Electrum and Resources is that of a holding company. Mr. Kaplan is principally in the business of investing for profit in securities and various other assets, including through various investment partnerships and other entities. Mr. Kaplan also serves on the Boards of Directors of several corporations and is the chairman and chief executive officer of Apex Silver Mines Limited, a publicly traded company that searches for silver deposits.

         (d) The Reporting Person has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f)      Mr. Kaplan is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used to purchase the shares of Common Stock held by Electrum was $217,000. The source of funds used by Electrum to purchase such shares was working capital.

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         The aggregate amount of funds used to purchase the shares of Common
Stock held by Resources was $99,000. The source of funds used by Resources to purchase such shares was working capital.

Item 4. Purpose of Transaction.

         Electrum and Resources acquired the shares of Common Stock reported herein as being beneficially owned by them for investment purposes in a private offering on May 9, 2002. Depending upon market conditions and other factors that Electrum, Resources or the Reporting Person may deem material to their respective investment decisions, Electrum, Resources and/or the Reporting Person may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that Electrum, Resources and/or the Reporting Person own or hereafter may acquire. Except as otherwise set forth herein, none of Electrum, Resources or the Reporting Person have any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. However, Electrum, Resources and the Reporting Person intend to periodically evaluate the performance of the Company and of the Company's management as well as market conditions and other factors which Electrum, Resources and the Reporting Person deem relevant to their investment, and, in connection therewith, the Reporting Person reserves the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Person would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 6,416,926 shares of Common Stock outstanding as of May 15, 2002.

         As of the close of business on May 17, 2002:

                  (i) Electrum owns 723,334 shares of Common Stock and immediately exercisable warrants to purchase 723,334 shares of Common Stock which constitute approximately 20.26% of the shares of Common Stock outstanding;

                  (ii) Resources owns 330,000 shares of Common Stock and immediately exercisable warrants to purchase 180,000 shares of Common Stock which constitute approximately 7.73% of the shares of Common Stock outstanding;

                  (iii) Thomas S. Kaplan owns no shares of Common Stock. As the Trustee of the Voting Trusts formed pursuant to the Voting Trust Agreements, Mr. Kaplan may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 723,334 shares of Common Stock and the immediately exercisable warrants to purchase 723,334 of Common Stock owned by Electrum and the 330,000 shares of Common Stock and the immediately exercisable warrants to purchase 180,000 of Common Stock owned by Resources. Such shares of Common

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                           Stock, in the aggregate, constitute approximately
                           26.73% of the shares of Common Stock outstanding.


         (b) Thomas S. Kaplan, as Trustee, has the sole power to vote and dispose of the shares of Common Stock owned by Electrum pursuant to the Voting Trust Agreement.

         (c) Electrum purchased 723,334 shares of Common Stock and warrants to purchase 723,334 shares of Common Stock in a private offering of shares of Common Stock by the Company.

                  Resources purchased 330,000 shares of Common Stock and warrants to purchase 180,000 shares of Common Stock in a private offering of shares of Common Stock by the Company.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as otherwise described herein, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Voting Trust Agreement, dated May 17, 2002, between Mr. Kaplan and Electrum Capital LLC
Exhibit 2: Voting Trust Agreement, dated May 17, 2002, between Mr. Kaplan and Electrum Resources LLC



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                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2002


                                /s/ Thomas S. Kaplan
                                ------------------------------------------
                                Thomas S. Kaplan





































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